Bona Film Group Ltd

18/F, Tower 1, U-town Office Building

No. 1 San Feng Bei Li, Chaoyang District

Beijing 100020

People’s Republic of China

March 6, 2014

Ms. Linda Cvrkel, Branch Chief

Ms. Jean Yu

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Bona Film Group Ltd Form 20-F for the Year Ended December 31, 2012 Filed April 29, 2013 File No. 001-34990

Dear Ms. Cvrkel and Ms. Yu:

Reference is made to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated July 10, 2013 regarding the Annual Report on Form 20-F for the year ended December 31, 2012 (the “2012 Form 20-F”) of Bona Film Group Ltd (the “Company”).

For your convenience, we have included your comments in this response letter in bold italics form and keyed our response accordingly. Please see below for our responses to the Staff’s comments.

Agreements with Affiliates of News Corporation, page 136

1.              We note from the disclosure on page 50 that on May 13, 2012, Skillgreat Limited sold to NCIH, a total of 6,050,607 ordinary shares at a purchase price of $11.40 per share for an aggregate consideration of approximately $69 million and as a result NCIH owns approximately 19.9% of the Company’s outstanding share capital as of April 15, 2013. We also note from the disclosure included on page 136, that as a condition to closing this share purchase agreement, an investor rights agreement was entered into on May 21, 2012. As the terms of this investor rights agreement, provide NCIH with certain board representation rights, please revise the notes to the Company’s financial statements to disclose the significant terms of the investor rights agreement.

Response

In response to the Staff’s comment, the Company proposes to add the significant terms of the investor rights agreement in the relevant note to the financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced below note 21 from page F-56 of the 2012 Form 20-F together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference.

“21. ORDINARY SHARES

In April 2010, the Company issued 5,810,320 ordinary shares with a fair value of $4.50 per share as part of the acquisition consideration of movie theaters (Note 3(a)).

In July 2010, the Company issued 317,072 ordinary shares to Mr. Jeffrey Chan for a total cash consideration of $2,000,000 due to the exercise of his options.

Upon the completion of the Company’s IPO in December 2010, 11,740,000 American Depositary Shares (representing 5,870,000 ordinary shares) were issued with proceeds of US$89,245,119 (net of issuance cost of 3,559,581). At the same time, 3,175,631 Series A convertible redeemable preferred shares and 3,690,577 Series B convertible redeemable preferred shares were automatically converted into 5,849,856 and 3,690,577 ordinary shares at the conversion ratio of 1:1.8421 and 1:1, respectively.

On June 10, 2011, the Company issued a total of 1,052,865 ordinary shares which are held by a depositary bank for future delivery to the employees and non-employees upon exercise of vested share options or vesting of nonvested shares granted. The issued ordinary shares are not considered as outstanding shares until they are delivered to the employees or non-employees upon exercise of vested share options or vesting of nonvested shares granted. During the years ended December 31, 2011 and December 31, 2012, 39,608 and 348,168 ordinary shares out of such 1,052,865 shares had been delivered to the employees upon exercise of their share options. As a result, 1,013,257 and 665,089 issued ordinary shares were excluded from the outstanding shares as of December 31, 2011 and December 31, 2012, respectively, and also were excluded from the computation of basic and diluted EPS.

On May 21, 2012, NCIH, Inc., a Delaware corporation, purchased from Skillgreat Limited an aggregate of 6,050,067 ordinary shares. As a closing condition to the NCIH share purchase agreement, the Company, Mr. Dong Yu, Skillgreat Limited and NCIH, Inc. entered into an investor rights agreement on the same date.

The key terms of the investor rights agreement are summarized as follows:

NCIH, Inc. agrees to vote, until May 21, 2013, in accordance with the instructions of Skillgreat Limited with respect to (i) the re-election of the Mr. Dong Yu to the board of directors of the Company and (ii) the first public offering of ordinary shares by the Company after May 21, 2012, provided that such public offering meets certain conditions specified in the investor rights agreement.

Until May 21, 2013, neither NCIH, Inc. nor its controlled affiliates may purchase a number of ordinary shares equal to or greater than the number of the voting shares or a majority of the assets of the Company or acquire the Company by merger, scheme of arrangement, amalgamation, or consolidation, except with the written consent of Skillgreat Limited.

The number of the voting shares means the lesser of (i) all of the ordinary shares held by NCIH, Inc. as of the record date for voting on the voting events described in the preceding paragraph and (ii) that number of ordinary shares equal to (a) 33.4% of the total number of the outstanding ordinary shares as of such record date minus (b) the number of ordinary shares beneficially owned by Mr. Dong Yu and his affiliates immediately after May 25, 2012, the date of the final closing under the NCIH share purchase agreement, reduced by any increase in the number of ordinary shares beneficially owned by Mr. Dong Yu and his affiliates from May 25, 2012 through such record date.

NCIH, Inc. is entitled to Form F-3 registration and piggyback registration rights. NCIH, Inc. also has a right to purchase its pro rata share of any securities to be offered or sold by the Company.

In addition, pursuant to the investor rights agreement, the Company agrees to nominate and recommend one candidate nominated by NCIH, Inc. for election to the Company’s board of directors, and Skillgreat Limited agrees, and Mr. Dong Yu agrees to cause Skillgreat Limited to, vote the Company’s ordinary shares held by Skillgreat Limited to elect NCIH, Inc.’s nominee to the Company’s board of directors. If no nominee of NCIH, Inc. serves on the Company’s board of directors, NCIH, Inc. has the right to designate one non-voting observer to the Company’s board of directors. The foregoing rights and obligations will continue until NCIH, Inc., together with its affiliates, no longer holds at least 50% of the ordinary shares it purchased under the NCIH share purchase agreement. On August 23, 2012, the Company appointed Dr. Jack Q. Gao, Senior Vice President of News Corporation and Chief Executive Officer of News Corporation’s China Investments, to the Company’s board of directors effective September 10, 2012.

The investor rights agreement also includes a non-binding statement of intent between the Company and NCIH, Inc. or its affiliates to explore potential cooperation opportunities with respect to one or more projects in the film industry.

For as long as NCIH, Inc., together with its affiliates, continues to hold at least 50% of the ordinary shares it purchased under the NCIH share purchase agreement, NCIH, Inc. also has the right to designate and appoint, by written notice to the Company, one vice president of the Company, responsible for assisting in the development of any such potential projects. “

Statements of Cash Flows, page F-8

2.              We note your provision for bad debt expense increased significantly from $690 in fiscal 2010 to $826,078 in fiscal 2011. However, we note no discussion in your liquidity and capital resource section of MD&A addressing the significant increase in 2011 and the underlying reasons for the change. In this regard, please explain to us and revise the discussion of your cash flows from operating activities in M&DA to disclose the reasons for the significant increase in your provision for bad debt during 2011.

Response

In response to the Staff’s comment, the Company proposes to add disclosure in the discussion of the cash flows from operating activities in MD&A in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced below the relevant disclosure of the cash flows from operating activities in MD&A together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference.

“Our net cash provided by operating activities amounted to US$2.2 million in 2011, primarily attributable to a net income of US$14.6 million adjusted by non-cash expenses mainly including share-based compensation of US$3.6 million, provision for bad debt of US$0.8 million, depreciation and amortization of US$2.7 million and an amortization of production costs of US$37.1 million. In addition, we had an increase in accounts payable of US$13.1 million and an increase of US$9.8 million in accrued expenses and other current liabilities. The increase in the Company’s bad debt provision from $690 in 2010 to $0.8 million in 2011 was primarily because we provided a full provision to the receivable balances of two insignificant customers that we believe uncollectible as a result of damaged relationships.  The amortization of production costs were mainly related to the films we distributed and produced, such as Overheard 2 and the blockbuster film The Flying Swords of Dragon Gate. The increase of accounts payable was mainly related to profit sharing payments to film-producers of the films we distributed, such as The Sorcerer and the White Snake. The increase of accrued expenses and other current liabilities are mainly attributable to the advance we received from network broadcasting sales of The Flying Swords of Dragon Gate and television station broadcasting sales of our distributed and invested television series, The King’s Battles. These increases were partly offset by production costs of US$40.4 million, an increase in accounts receivable of US$25.6 million, prepaid expenses and other current assets of US$14.0 million. We incurred production costs primarily in connection with our increased investments in film projects as a lead investor. The increase in accounts receivable was mainly due to The Flying Swords of Dragon Gate, which was released on December 15, 2011. A substantial portion of the box office receipts of The Flying Swords of Dragon Gate were remitted to us in the first quarter of year 2012.”

2. Significant Accounting Policies, page F-18

d. Lease Accounting, page F-18

3.              We note from your disclosures on page 117 that each of the 20 theaters you operated as of December 31, 2012 has entered into a lease agreement for the use of the premises where the movie theater is located. We also note that these lease agreements are for periods ranging from 10 to 20 years and usually provide you with an initial six-month rent free period. In this regard, please revise your significant accounting policies footnote to disclose your accounting policy for such lease incentives. If you recognized these incentives on other than a straight-line basis over the lease term, please explain how your treatment complies with the guidance prescribed in ASC 840-20-25-6.

Response

In response to the Staff’s comment, the Company proposes to revise the significant accounting policies note to the financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced below the item “Lease accounting” from page F-18 of the 2012 Form 20-F together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference.

“The Group evaluates each lease for classification as either a capital lease or an operating lease. The Group assesses a lease to be a capital lease if substantially all of the benefits and risks of ownership have been transferred to the lessee at its inception. The Group performs this evaluation at the inception of the lease and when a modification is made to a lease. If the lease agreement provides rent holidays or calls for a scheduled rent increase during the lease term, the Group recognizes the lease expense on a straight-line basis over the lease term. The difference between rent expense and rent paid is recorded as deferred rent. The Group determines the straight-line rent expense impact of an operating lease upon inception of the lease. In leases containing both scheduled rent increases and contingent rents on the box office sales, only the fixed component of the lease payments are recognized on a straight-line basis over the lease term. Contingent rents are expensed or accrued in the period when the box office sales are recognized.”

t. Advertising and marketing expenses, page F-25

4.              We note from the disclosure included on page F-25 that the costs of printing, advertising and marketing related to the exploitation of feature films are expensed as incurred by the Company. Please revise the notes to the Company’s financial statements to disclose the amount of advertising expenses incurred by the Company during each period presented in its statements of operations. Refer to the disclosure requirements outlined in ASC 720-35-50.

Response

In response to the Staff’s comment, the Company proposes to disclose the amount of advertising expenses incurred by the Company in the significant accounting policies note to the financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced below the item “Advertising and marketing expenses” from page F-25 of the 2012 Form 20-F together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference.

“The costs of printing, advertising and marketing related to the exploitation of feature films are expensed as incurred by the Company. The Company incurred advertising expenses of $827,894, $5,509,123 and $4,735,207 for the years ended December 31, 2010, 2011 and 2012, respectively.”

7. Production Costs, page F-40

5.              We note from the disclosure on page F-40 that in the year 2012, based on the economic performance and public acceptance of the films, the management decreased the estimate of the ultimate oversea revenue expected to be realized for certain films and TV series and as a result, the Group incurred additional amortization of $3,659,240. Please revise the notes to your financial statements to disclose the impact that this change in estimate had on the Company’s net income and earnings per share. Refer to the disclosure requirements outlined in ASC 250-10-50-4.

Response

In response to the Staff’s comment, the Company proposes to revise the disclosure in the relevant note to the financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced below the relevant disclosure in the item “Production costs” from page F-40 of the 2012 Form 20-F together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference.

“In the year 2012, based on the economic performance and public acceptance of the films, the management decreased the estimate of the ultimate oversea revenue expected to be realized for certain films and TV series. As a result, the Group incurred additional amortization of $3,659,240, resulting in reductions of net income and net income per ordinary share (basic and diluted) by $2,797,039 and $0.09, respectively, for the year ended December 31, 2012. The portion of the costs of the completed films that are expected to be amortized during the twelve months after December 31, 2012 is $18,040,174, and the Group expects to amortize 80% of such costs within three years from December 31, 2012.”

11. Acquired intangible assets, Net F-43

6.              Pursuant to ASC 350-30-50-2 please revise your footnote to include the estimated aggregate amortization expense for each of the five succeeding years rather than the two succeeding years.

Response

In response to the Staff’s comment, the Company proposes to revise the disclosure in the relevant note to the financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced below the relevant disclosure in the item “Acquired intangible assets, net” from page F-43 of the 2012 Form 20-F together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference.

“The amortization expenses for the years ended December 31, 2010, 2011 and 2012 were $233,382, $679,122 and $814,945 respectively. The Group expects to record amortization expenses of $752,984, $91,827, nil, nil and nil for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively. The Group has had no impairment losses recorded on acquired intangible assets.”

14. Bank Borrowings, page F-44

7.              We note from your disclosure on page F-46 that during November to December 2012, you borrowed a bank loan with a principal of $8,008,072 (equivalent of RMB50 million) from a PRC commercial bank on the condition that the loan would be invested in a film. Please tell us and revise your footnote to disclose the repayment terms and maturity date of the loan.

Response

In response to the Staff’s comment, the Company proposes to revise the disclosure in the relevant note to the financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced below the relevant disclosure in the item “Bank borrowings” from page F-44 of the 2012 Form 20-F together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference. “During November to December 2012, the Group borrowed a bank loan with a principal of $8,008,072 (equivalent of RMB50 million) from a PRC commercial bank on the condition that the loan would be invested in a film. The loan is due and repayable on May 29, 2014. The annual interest rate is 6.15%. The loan is guaranteed by the Company’s principal shareholder, Mr. Dong Yu and Zhejiang Bona.”

8.              We note that you have obtained waivers from East West Bank for non-compliance with the EBITDA covenant as of December 31, 2012 and March 31, 2013 and that the amounts related to this bank loan were classified as long-term as of December 31, 2012. We further note that you do not expect repayment of the loan to be accelerated within the 12 months following December 31, 2012. Please explain to us why you believe your classification of the bank loan as a long-term liability is appropriate when its appears that you would have been in default of the EBITDA covenant at December 31, 2012 and March 31, 2013, absent the waivers obtained from East West Bank. As part of your response, please tell us how your presentation complies with the guidance prescribed in ASC 470-10-45-1 and 470-10-55-2 through 470-10-55-6 or alternatively, please reclassify your loan from long-term to current liabilities. Additionally, please revise your disclosures with respect to this loan to include the repayment terms and maturity date.

Response

The Company respectfully advises the Staff that, before filing the 2012 Form 20-F, it communicated with East West Bank and obtained an email confirmation that East West Bank would assess the Company’s projected performance for 2013 in relation to the EBITDA ratio covenant based on the financial information provided by the Company.  East West Bank confirmed that once it had determined that the Company would have difficulty in maintaining covenant compliance during 2013, it would redefine the financial covenants so that the financial covenants governing the loan would be consistent with the Company’ business plan for 2013 and no breach of covenant would occur in 2013. In August 2013, East West Bank modified the EBITDA ratio as not to exceed 4.75:1 for the second quarter of 2013, 4.25:1 for the third quarter of 2013 and 3.0:1 for the fourth quarter of 2013 and beyond. The Company met the EBITDA ratio covenant for the second, third and fourth quarters of 2013.

The Company considered the guidance under ASC 470-10-45-1 in determining the classification of the loan. According to ASC 470-10-45-1, “unless facts and circumstances indicate otherwise, the borrower shall classify the obligation as noncurrent, unless both of the following conditions exist: 1. a covenant violation that gives the lender the right to call the debt has occurred at the balance sheet date or would have occurred absent a loan modification. 2. it is probable that the borrower will not be able to cure the default (comply with the covenant) at measurement dates that are within the next 12 months.” The Company concluded that it was probable that it would be able to cure the default (comply with the covenant) at each measurement date during the year of 2013 based on its communications with East West Bank. As such, the Company classified the obligation as noncurrent as of December 31, 2012.

The Company will update the disclosures with respect to this loan with the modifications to the EBITDA ratio covenant.

In response to the Staff’s comment, the Company proposes to revise the relevant note to the financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013 to add the disclosure of the repayment terms and maturity date of the loan. For illustrative purposes, the Company has reproduced below the relevant disclosure in the item “Bank borrowings” from page F-44 of the 2012 Form 20-F together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference.

“In December 2012, the Group borrowed a bank loan with a principal of $10,000,000 from an overseas commercial bank. The loan is due and repayable on November 20, 2015. The annual interest rate is 3.5%. The loan is secured and is guaranteed by Bona International.”

9.              Pursuant to ASC 470-10-50-1, please revise your debt footnote to disclose the combined aggregate amount of maturities for all long-term borrowings for each of the five years following the date of the latest balance sheet presented.

Response

In response to the Staff’s comment, the Company proposes to revise the relevant note to the financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced below the relevant disclosure in the item “Bank borrowings” from page F-47 of the 2012 Form 20-F together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference.

“Interest expenses accrued for loans were $592,349, $1,376,547 and $976,738 for years ended December 31, 2010, 2011 and 2012, respectively, in which $403,795, $1,081,178 and $586,841 were capitalized to production costs as of December 31, 2010, 2011 and 2012, respectively.

The Group expects to repay the long-term borrowings of nil, $8,025,553, $10,000,000, nil and nil for the years ended December 31, 2013, 2014, 2015, 2016 and 2017, respectively.”

22. Share-based Compensation, F-56

10.       We note that the assumptions used to determine the fair value of stock options grants during all periods presented except for certain employee grants during 2011 assumed a forfeiture rate of zero. Please explain why you believe that such forfeiture rate or lack thereof is appropriate given that you have had forfeitures of stock options during both fiscal years ended December 31, 2012 and 2011.

Response

The Company respectfully advises the Staff that the estimation of forfeiture rate is based on the historical rates of employee turnover. The forfeiture rate is reviewed and adjusted over the requisite service period to the extent of actual forfeitures.

The Company further advises the Staff that the zero forfeiture rate was used for the stock options granted in 2011 to the CEO, who is also the founder of the Company and the Chairman of the Board, six directors of the board, and an artist. The vesting periods for such stock options range from 20 months to 36 months. The six directors were appointed in either 2010 or 2011 and are not subject to a term of office. They serve at their discretion and can hold office until such time as they are removed from office by an ordinary resolution of shareholders. The artist’s term of employment with the Company was from April 2010 through April 2013. The Company did not expect any of the grantees to leave the Company before the full vesting of their stock options. There was no forfeiture in relation to these stock options in 2011. In 2012, the artist terminated the employment with the Company, resulting in a forfeiture of 20,951 stock options. As of the date of this response letter, the CEO and the six directors are still with the Company.

11.       Please revise your disclosure to provide the weighted-average grant-date fair value of stock options granted during the year for each period an income statement is presented. We note for fiscal year 2011 you disclose separately the weighted-average fair-value of stock options granted in March and November 2011.

Response

The Company respectfully advises the Staff that the Company had disclosed the weighted-average grant-date fair value of stock options for each grant in note 22 “Share-based compensation” to the financial statements in the 2012 Form 20-F.  In response to the Staff’s comment, the Company proposes to add a paragraph to summarize the disclosure of the weighted-average grant-date fair value of stock options for the years ended December 31, 2010, 2011 and 2012. For illustrative purposes, the Company has reproduced below this proposed new disclosure (italicized and underlined), to be included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2013, for the Staff’s reference.

“The weighted-average grant-date fair values of options granted during the years ended December 31, 2010, 2011 and 2012 were $2.26, $4.13 and $5.58 per share, respectively.”

26. Noncontrolling interest, page F-62

12.       We note from your disclosure in footnote (2) that you set up a subsidiary, Tianjin Nonken, of which 51% equity interest is owned by you and 49% is owned by a third-party shareholder. Please explain to us and disclose in more robust detail why the subsidiary is not consolidated and represents non-controlling interest. As part of your response, please tell us how you considered the guidance in ASC 810-10-25 in determining the appropriate accounting treatment for your ownership interest in this entity.

Response

The Company respectfully advises the Staff that it has consolidated Tianjin Nongken into its consolidated financial statements based on ASC 810-10-15-10 a: “All majority-owned subsidiaries—all entities in which a parent has a controlling financial interest—shall be consolidated,” and this has been reflected in the 2012 Form 20-F. A typographical error, misspelling “Nongken” as “Nonken,” had been made in footnote (2). This misspelling will be corrected in the financial statements in the Annual Report on Form 20-F for the year ended December 31, 2013.

27. Commitments and Contingencies, page F-63

13.       We note from your disclosure on page 66 that from January 1, 2012 to March 31, 2013, you were named as a defendant or co-defendant in six legal proceedings in the PRC, four of which had been concluded as of the date of this annual report on Form 20-F. Of these concluded legal proceedings, you settled three, and one was withdrawn. We note that the settlements paid in respect of individual proceedings ranged from approximately RMB8,000 to approximately RMB880,000. In this regard, please tell us whether such amounts were accrued for or expensed as of December 31, 2012. If not, please explain why. Additionally, please revise your footnote to comply with the disclosure requirements of ASC 450-20-50 as we note no disclosures have been made within your notes to the financial statements with respect to the six legal proceedings mentioned on page 66.

Response

The Company respectfully advises the Staff that settlements related to the four concluded legal proceedings referred to in the Staff’s comment were either paid or accrued for as of December 31, 2012. The Company provided general disclosures about claims arising in the ordinary course of business on page F-63 in note 27 “Commitments and contingencies” to the financial statements in the 2012 Form 20-F and did not specifically discuss any of the other legal proceedings because their possible impact is expected to be immaterial.

In response to the Staff’s comment, the Company proposes to enhance its disclosure with respect to the commitments and contingencies note to its financial statements in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced the relevant disclosure in the item “Commitments and contingencies” from page F-63 of the 2012 Form 20-F together with the addition of the proposed new disclosure (italicized and underlined) for the Staff’s reference.

“The Group is a party in potential claims arising in the ordinary course of business. From January 1, 2012 to March 31, 2013, the Group was named as a defendant or co-defendant in six legal proceedings in the PRC, four of which had been concluded as of the date of the annual report on Form 20-F for the year ended December 31, 2012. The settlements paid in respect of each of the four concluded legal proceedings, which ranged from approximately RMB8,000 to approximately RMB880,000, had been either paid or accrued for as of December 31, 2012. For the remaining two legal proceedings, based on the information currently available, the Company does not believe that the resolution of the pending lawsuits will have a material effect on its financial position or results of operations.”

30. Segment Information, page F-66

14.       We note from the disclosure on page F-67 and elsewhere in the filing that the movie theatre segment generates admissions and concession revenues at the box office from external customers and other revenues which primarily consist of screen advertising revenues. We also note that the Company’s movie theater segment revenues have increased significantly in the past year and totaled $41,720,416 for 2012 and represented approximately 29% of the Company’s total revenues during the period. With regard to the Company’s theatre segment revenues, please revise the notes to the Company’s financial statements to disclose the amount of revenues derived from admissions, concessions and advertising during each period presented in the Company’s statements of operations. Refer to the disclosure requirements outlined in ASC 280-10-50-40.

Response

In response to the Staff’s comment, the Company proposes to add a table to disclose the amount of revenues derived from admissions, concessions and advertising during each period presented in the Company’s statements of operations in its Annual Report on Form 20-F for the year ended December 31, 2013. For illustrative purposes, the Company has reproduced below the proposed disclosure for the Staff’s reference.

The following table presents the components of net revenues generated by the movie theater segment:

	Years ended December 31,
	2011	2012	2013
Revenues from movie theatre segment:
Admissions	9,533,660	20,133,490	34,511,202
Concessions	1,249,852	2,469,271	4,209,292
Advertising	130,687	1,593,626	1,021,499
Others	418,994	1,840,039	1,978,423
Total	11,333,193	26,036,426	41,720,416

*               *               *

In connection with the response to the Staff’s comments, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the undersigned by telephone at +86 (10) 5631-0700 ext. 168.

Sincerely,

/s/ Amy Xu

Amy Xu

Chief Financial Officer